CALEDONIA MINING CORPORATION - UPDATE JANUARY 2007

Toronto, Ontario – Wednesday January 17, 2007: Caledonia Mining Corporation (“Caledonia”) (TSX:CAL, NASDAQ-OTCBB: CALVF and AIM:CMCL) wishes to advise shareholders that at a meeting of the Board of Directors it was decided that the Barbrook Mine in South Africa would remain on care and maintenance and would not re-open after the illegal industrial action that was announced in Caledonia’s press release on 10 November, 2006.

A claim for R7.5 million (+/- C$1.23 million) has been lodged against the labour broker whose employees caused the damage to the Barbrook Mine.

The Board also mandated management to engage ABSA Capital to act as financial advisor to Caledonia in negotiations with potential purchasers for both the Barbrook Mine and the Eersteling Gold Mine which has been on care and maintenance since 1997. The sale of these two mines will enable management’s focus to be concentrated primarily on the Blanket Mine in Zimbabwe and the Nama Cobalt project in Zambia.

The Rooipoort Platinum Project, which is presently owned by Eersteling, does not form part of the Eersteling assets being considered for sale, and Caledonia will continue to proceed with the further development of this asset.

Caledonia expects to report an operating profit in the fourth quarter 2006.

The Blanket Mine is now Caledonia’s only gold producer and operations at Blanket continue on target.  The Blanket Mine shaft expansion to increase production to 40,000 oz per year has been delayed by a shortage of foreign exchange in Zimbabwe. Completion is now projected for the third quarter 2007.

The independent consulting company preparing the Nama NI 43-101 report has indicated that it will now have the report completed by mid February 2007.  Caledonia confirms that it has signed Letters of Intent (“LOI”) with refineries and companies regarding their long term purchase of cobalt production from Nama, and discussions are underway with other interested refiners. Once the further metallurgical and process test work currently underway has been completed, Caledonia will proceed to negotiate and finalise the long term purchase contracts envisaged in the LOI’s.

For more information, please contact:

Stefan Hayden

Alex Buck or Nick Bias

President & CEO, Caledonia Mining Corporation

buck-bias

Tel: +27 11 447 2499

Tel: +44 7932 740 452

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found at www.caledoniamining.com.

Certain statements included herein are “forward-looking statements”.  Management cautions that forward-looking statements are not guarantees and that actual result could differ materially from those expressed or implied in the forward-looking statements.  Important factors that could cause the actual results of operations, exploration or development programs, or the financial condition of the Company, to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the various regulatory authorities having jurisdiction.